Exhibit 99.4

Annual General Meeting of Shareholders

The Voting Instructions must be signed, completed and received at the indicated address prior to 10:00 a.m. (New York Time) on September 5, 2024 for action to be taken.

2024 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES

Arm Holdings plc (the “Company”)

ADS CUSIP No.:	042068205.*
ADS Record Date:	August 6, 2024.
Meeting Specifics:	Annual General Meeting of Shareholders to be held on Wednesday, September 11, 2024, at 3:00 p.m. (British Summer Time) (the “Meeting”).
Meeting Agenda:	Please refer to the Company’s Notice to ADS Holders enclosed herewith.
Depositary:	Citibank, N.A.
Deposit Agreement:	Deposit Agreement, dated as of September 13, 2023.
Deposited Securities:	Ordinary shares, nominal value £0.001 per share, of the Company.
Custodian:	Citibank, N.A., London Branch.

*	ADS CUSIP No. is provided as a convenience only and without any liability for accuracy.

The undersigned holder, as of the ADS Record Date, of the American Depositary Shares issued under the Deposit Agreement and identified above (such American Depositary Shares, the “ADSs”), hereby authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof. Any capitalized term not defined herein shall have the meaning given to such term in the Deposit Agreement. The information with respect to the Meeting and the ADS Voting Instructions contained herein and in any related materials may change after the date hereof as a result of a change in circumstances (e.g., an adjournment or cancellation of the Meeting, and change in manner of holding the Meeting). The Company intends to announce any changes and updates only on its website: https://investors.arm.com/ir-resources/annual-meeting. We encourage you to check the referenced Company website for any updates to the information with respect to the Meeting and the ADS Voting Instructions as it is not expected that any additional information will be distributed to you via mail or email.

The Company has informed the Depositary that voting at the Meeting will be decided by poll. Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities. Upon the timely receipt from a Holder of ADSs as of the ADS Record Date of voting instructions in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, Articles of Association of the Company and the provisions of the Deposited Securities, to vote, or cause the Custodian to vote, the Deposited Securities (in person or by proxy) represented by such Holder’s ADSs in accordance with such voting instructions.

Deposited Securities represented by ADSs for which no timely voting instructions are received by the Depositary from the Holder shall not be voted (except as otherwise contemplated in the Deposit Agreement). Neither the Depositary nor the Custodian shall under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise, the Deposited Securities represented by ADSs, except pursuant to and in accordance with the voting instructions timely received from Holders or as otherwise contemplated in the Deposit Agreement. If the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of the items set forth in such voting instructions.

Notwithstanding anything else contained in the Deposit Agreement, the Depositary shall, if so requested in writing by the Company, represent all Deposited Securities (whether or not voting instructions have been received in respect of such Deposited Securities from Holders as of the ADS Record Date) for the sole purpose of establishing quorum at the Meeting.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be signed, completed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained therein.

ORDINARY RESOLUTIONS

1.	To receive the accounts of the Company for the financial year ended 31 March 2024 together with the reports of the directors and the auditors of the Company thereon (the “Annual Report and Accounts”).

2.	To receive and approve the directors’ remuneration policy, as set out on pages 50 to 59 of the Annual Report and Accounts, such policy to take effect from the date on which this resolution is passed.

3.

To receive and approve the directors’ remuneration report (other than the directors’ remuneration policy), as set out on pages 47 to 68 of the Annual Report and Accounts, for the financial year ended 31 March 2024.

4.

To re-appoint Deloitte LLP as auditors of the Company to hold office from the conclusion of this meeting until the conclusion of the next annual general meeting of the Company at which the Company’s annual accounts and reports are laid before the Company.

5.	To authorise the audit committee of the board of directors of Company to fix the remuneration of the auditors of the Company.

6.	To re-elect Masayoshi Son as a director of the Company, who is retiring in accordance with the Company’s articles of association and, being eligible, is offering himself for re-election.

7.	To re-elect Rene Haas as a director of the Company, who is retiring in accordance with the Company’s articles of association and, being eligible, is offering himself for re-election.

8.	To re-elect Ronald D. Fisher as a director of the Company, who is retiring in accordance with the Company’s articles of association and, being eligible, is offering himself for re-election.

9.	To re-elect Jeffrey A. Sine as a director of the Company, who is retiring in accordance with the Company’s articles of association and, being eligible, is offering himself for re-election.

10.	To re-elect Karen E. Dykstra as a director of the Company, who is retiring in accordance with the Company’s articles of association and, being eligible, is offering herself for re-election.

11.	To re-elect Rosemary Schooler as a director of the Company, who is retiring in accordance with the Company’s articles of association and, being eligible, is offering herself for re-election.

12.	To re-elect Paul E. Jacobs as a director of the Company, who is retiring in accordance with the Company’s articles of association and, being eligible, is offering himself for re-election.

13.	To elect Young Sohn as a director of the Company.

14.

To approve the rules of the Arm Holdings plc Employee Stock Purchase Plan 2024 (the “ESPP”), the principal features of which are summarised in the Appendix to this Notice of Annual General Meeting and that the directors of the Company be authorised to take such actions as may be necessary to facilitate the implementation of the ESPP.

Issues		Arm Holdings plc
Resolutions
	For	Against	Abstain		For	Against	Abstain
Resolution 1	☐	☐	☐	Resolution 9	☐	☐	☐

Resolution 2	☐	☐	☐	Resolution 10	☐	☐	☐

Resolution 3	☐	☐	☐	Resolution 11	☐	☐	☐

Resolution 4	☐	☐	☐	Resolution 12	☐	☐	☐

Resolution 5	☐	☐	☐	Resolution 13	☐	☐	☐

Resolution 6	☐	☐	☐	Resolution 14	☐	☐	☐

Resolution 7	☐	☐	☐

Resolution 8	☐	☐	☐

Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give Voting Instructions “FOR” the unmarked issue.

If these Voting Instructions are signed and timely returned to the Depositary but multiple specific directions as to voting are marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give an “ABSTAIN” Voting Instruction for such issue.

Please be sure to sign and date these Voting Instructions.

Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be in full name by a duly authorized officer with full title as such.

Signature 1 - Please keep signature within the line	Signature 2 - Please keep signature within the line	Date (mm/dd/yyyy)
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